

April 28, 2011

Via U.S. Mail

Mr. Richard N. Burger
Chief Financial Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

> **Re:** **Technology Research Corporation**
> **Amendment No. 1 to Schedule TO-T**
> **Filed on April 26, 2011**
> **File No. 005-39762**

Dear Mr. Burger:

We have reviewed your amended filing and have the following comment.

Offer to Purchase

1.   We reissue comment 4 of our prior letter. Please make the statements required by Item 1003(c)(3) and (4) of Regulation M-A with respect to the Purchaser and Coleman. The disclosure you cited in your response pertains to the directors and officers of Purchaser and Coleman. Refer to Item 3 of Schedule TO and Item 1003(b) of Regulation M-A.

Also, as requested in our prior letter, in responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via facsimile: (312) 558-5700</u>
   James J. Junewicz, Esq.
   Winston & Strawn LLP